Bhirud Associates, Inc.                                                                                           .                        .-----------------------------------------------------------------

January 12, 2011

Mr. Edward P. Bartz

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-1090

Thank you again for reviewing the staff’s comments on our prospectus for the Apex Mid Cap Growth Fund.  Here are our responses to the staff comments in our telephone conversation on Tuesday, January 11, 2011.  We have incorporated and implemented all of the suggestions made and have accordingly made changes to the Prospectus.

1.

The “Principal Investment Strategies” section of the summary prospectus says that the Fund may invest in ETFs.  The staff noted that ETF investment is also listed later as a non-principal investment strategy.  We should be consistent about whether it is a principal or non-principal strategy.  In response, we have deleted that sentence from the Principal Investment Strategies section.  The subject is covered in the non-principal strategies section.

2.

Equity risk is listed as a principal risk in the statutory prospectus, but not in the summary prospectus.  It should be listed both places.  We have corrected this by adding a paragraph on equity risk to the Principal Risks in the summary prospectus.

3.

ETF risk is listed as a principal risk in the Principal Risks section of the summary prospectus.  It is also listed as a non-principal risk in the statutory prospectus.  We should remove it from the Principal Risks section of the summary prospectus.  Done.

4.

The table of Average Annual Total Returns has a footnote describing the indices.  Please do away with footnotes in this section and instead present the information as narrative text.  We have done so.

5.

The table of Average Annual Total Returns lists two indices.  When using more than one index, it must give a reason why.  To address this, we have added a statement on the reason why we included the second index (S&P 500).

6.

Since stock market risk is listed as a principal risk in the summary prospectus, it needs to also be listed as a principal risk in the statutory section.  You noted that we actually have a paragraph on it (the second paragraph under equity risk), we just need to label it as stock market risk.  We have corrected this by adding the heading, as you suggested.

In Conclusion

In connection with the review by the SEC Staff of filings by the Registrant with respect to the Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the SEC and reviewed by the Staff:

(a)

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to your review and approval.

Thanks again for your help in reviewing Apex’s Prospectus and SAI, and for explaining to us the areas where they could be improved.

Sincerely,

By: /s/ Suresh L. Bhirud

Suresh L. Bhirud

President

TEL (203) 662-6659

6 Thorndal Circle, Suite 205

FAX (203) 621-2240

Darien, CT 06820

suresh@bhirud.com